Alcon Reports First Quarter 2022 Results

•Strong quarterly sales of $2.2 billion, up 14% or 18% constant currency
•Double-digit growth in net sales in both Surgical and Vision Care
•Updated 2022 full year outlook

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, May 10, 2022 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the first quarter ended March 31, 2022. For the first quarter of 2022, worldwide sales were $2.2 billion, an increase of 14% on a reported basis and 18% on a constant currency basis(2), as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.34 and core diluted earnings per share of $0.68.
First quarter 2022 key figures

	Three months ended March 31
	2022	2021
Net sales ($ millions)	2,175	1,910
Operating margin (%)	11.3%	7.8%
Core operating margin (%)(1)	20.6%	18.0%
Diluted earnings per share ($)	0.34	0.17
Core diluted earnings per share ($)(1)	0.68	0.49
“We saw a strong start to the year and our first quarter results demonstrate the continued strength of our innovative product portfolio and commercial execution," said David J. Endicott, Alcon's Chief Executive Officer. "The Alcon team delivered double-digit sales growth in both our franchises, which drove operating leverage and improved profitability across the business."
Mr. Endicott continued, "While we are pleased with these results, we continue to expect broader headwinds, including inflation and foreign exchange pressures, to persist. Despite this, we are increasing our constant currency growth outlook for 2022 based on our strong underlying business and growing market shares. I want to thank our 24,000 associates for their continued commitment and dedication to helping people see brilliantly."

First quarter 2022 results
Worldwide sales for the first quarter 2022 were $2.2 billion, an increase of 14% on a reported basis and 18% on a constant currency basis, compared to the first quarter of 2021. Sales in both Surgical and Vision Care benefited from product innovation, improvements across geographies reflecting continuing recovery from the COVID-19 pandemic and sales from recent acquisitions. Surgical sales also included a one-time benefit related to implantables.
The following table highlights net sales by segment for the first quarter of 2022:

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(2)

Surgical
Implantables	455	344	32	38
Consumables	601	535	12	16
Equipment/other	203	198	3	7
Total Surgical	1,259	1,077	17	22
Vision Care
Contact lenses	557	509	9	14
Ocular health	359	324	11	13
Total Vision Care	916	833	10	14
Net sales to third parties	2,175	1,910	14	18
Double-digit growth in Surgical driven by implantables and consumables
Surgical net sales of $1.3 billion, which include implantables, consumables and equipment/other, increased 17%, or 22% on a constant currency basis, compared to the first quarter of 2021. Implantables growth reflected ongoing adoption of advanced technology intraocular lenses, led by Vivity, and sales of the Hydrus Microstent following the recent acquisition of Ivantis. Implantables sales also included a one-time benefit in South Korea ahead of an insurance reimbursement change for presbyopia correcting intraocular lenses that accounted for approximately 8% (cc) of implantables growth during the quarter. Consumables growth primarily reflected higher procedure volumes due to improving market conditions. Growth in equipment/other was primarily driven by demand for cataract equipment.

Double-digit growth in Vision Care driven by contact lenses and Systane
Vision Care net sales of $0.9 billion, which include contact lenses and ocular health, increased 10%, or 14% on a constant currency basis, compared to the first quarter of 2021. Contact lens sales benefited from growth in silicone hydrogel contact lenses, including the Precision1 and Dailies Total1 product families and Total30. Growth in ocular health was led by demand for Systane dry eye and Simbrinza glaucoma eye drops, as well as improvements in select international markets, partially offset by declines in contact lens care.

Operating income
First quarter 2022 operating income was $246 million and operating margin was 11.3%. Operating margin increased as a result of improved operating leverage from higher sales, including the one-time benefit in South Korea referenced above. This was partially offset by increased inflationary impacts, higher amortization for intangible assets due to recent acquisitions and a provision for a legal settlement.
First quarter 2022 operating income includes net charges of $146 million for the amortization of certain intangible assets, as well as a provision for a legal settlement. Excluding these and other adjustments, first quarter 2022 core operating income was $448 million.
First quarter 2022 core operating margin of 20.6% increased versus the first quarter of 2021 due to operating leverage from higher sales, including the one-time benefit in South Korea, partially offset by increased inflationary impacts. Foreign exchange had a negative 1.3% impact on first quarter 2022 core operating margin.

Diluted earnings per share (EPS)
First quarter 2022 diluted earnings per share of $0.34 increased 100% on a reported basis and 144% on a constant currency basis. Core diluted earnings per share of $0.68 increased 39% on a reported basis and 56% on a constant currency basis.

Dividend
On April 27, 2022 at the Company's Annual General Meeting, the shareholders approved a dividend of CHF 0.20 per share, which was paid in May 2022 for an amount of $100 million.

Balance sheet and cash flow highlights
The Company ended the first quarter with a cash position of $1.0 billion. Cash flows from operations for the first quarter of 2022 totaled $66 million, compared to cash flows from operations of $156 million in the prior year. The current year includes increased cash outflows from changes in net working capital and the timing of tax payments, partially offset by higher sales.
Free cash flow(3) amounted to an outflow of $52 million in the first three months of 2022, compared to an inflow of $48 million in the previous year. The decrease in free cash flow was primarily driven by lower cash flows from operating activities.
Net cash flows used in investing activities amounted to an outflow of $603 million in the first quarter of 2022, compared to an outflow of $131 million in the prior year, primarily due to the acquisition of Ivantis. Financial debts totaled $4.1 billion, in line with prior year-end. The Company ended the first quarter with a net debt(4) position of $3.1 billion.

2022 outlook
The Company updated its full year 2022 outlook as per the table below. This outlook assumes that global markets grow over 2021 reflecting the ongoing market recovery; that current levels of inflation persist for the remainder of the year; and that exchange rates as of mid-April 2022 prevail through year-end.

	2022 outlook as of February	2022 outlook as of May	Comments
Net sales (USD)	$8.7 to $8.9 billion	$8.7 to $8.9 billion	Maintain
CC net sales growth vs. 2021(2)	+7% to +9%	+9% to +11%	Increase
Core operating margin(1)	18% to 19%	18% to 19%	Maintain
Interest expense and Other financial income & expense	$180 to $190 million	$200 to $210 million	Increase
Core effective tax rate(5)	17% to 19%	17% to 19%	Maintain
Core diluted EPS(1)	$2.35 to $2.45	$2.35 to $2.45	Maintain
CC core diluted EPS growth vs. 2021(2)	+13% to +18%	+19% to +24%	Increase

Webcast and Conference Call Instructions
The Company will host a conference call on May 11, 2022 at 2:00 p.m. Central European Time / 8:00 a.m. Eastern Time to discuss its first quarter 2022 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website at the beginning of the conference, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2022/Alcons-First-Quarter-2022-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-4)
(1)Core results, such as core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(2)Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(3)Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(4)Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(5)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, our expectations concerning our future performance and the effects of the COVID-19 pandemic on our businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the U.S. Department of Justice; our success in completing and integrating strategic acquisitions; the impact of a disruption in our global supply chain or important facilities; the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; global and regional economic, financial, legal, tax, political and social change; Russia’s invasion of Ukraine and the resulting global response; the commercial success of our products and our ability to maintain and strengthen our position in our markets; the success of our research and development efforts, including our ability to innovate to compete effectively; pricing pressure from changes in third party payor coverage and reimbursement methodologies; ongoing industry consolidation; our ability to properly educate and train healthcare providers on our products; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our reliance on outsourcing key business functions; changes in inventory levels or buying patterns of our customers; our ability to attract and retain qualified personnel; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; our ability to protect our intellectual property; the effects of litigation, including product liability lawsuits and governmental investigations; our ability to comply with all laws to which we may be subject; effect of product recalls or voluntary market withdrawals; the implementation of our enterprise resource planning system; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; legislative, tax and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a U.S. corporation; and the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended March 31
($ millions unless indicated otherwise)	2022		2021

United States	939	43%	835	44%
International	1,236	57%	1,075	56%
Net sales to third parties	2,175	100%	1,910	100%

Consolidated Income Statement (unaudited)

	Three months ended March 31
($ millions except earnings per share)	2022	2021
Net sales to third parties	2,175	1,910
Other revenues	14	20
Net sales and other revenues	2,189	1,930
Cost of net sales	(967)	(880)
Cost of other revenues	(14)	(19)
Gross profit	1,208	1,031
Selling, general & administration	(741)	(699)
Research & development	(166)	(166)
Other income	9	9
Other expense	(64)	(26)
Operating income	246	149
Interest expense	(29)	(31)
Other financial income & expense	(17)	(9)
Income before taxes	200	109
Taxes	(32)	(25)
Net income	168	84

Earnings per share ($)
Basic	0.34	0.17
Diluted	0.34	0.17

Weighted average number of shares outstanding (millions)
Basic	490.9	489.7
Diluted	494.0	492.8

Balance sheet highlights

($ millions)	March 31, 2022	December 31, 2021
Cash and cash equivalents	961	1,575
Current financial debts	140	114
Non-current financial debts	3,916	3,966
Free cash flow
The following is a summary of free cash flow for the three months ended March 31, 2022 and 2021, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2022	2021
Net cash flows from operating activities	66	156
Purchase of property, plant & equipment	(118)	(108)
Free cash flow	(52)	48

Net (debt)/liquidity

($ millions)	At March 31, 2022
Current financial debt	(140)
Non-current financial debt	(3,916)
Total financial debt	(4,056)

Less liquidity:
Cash and cash equivalents	961
Derivative financial instruments	2
Total liquidity	963
Net (debt)	(3,093)

Reconciliation of IFRS Results to Core Results
Three months ended March 31, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(4)	Legal items(5)	Other items(6)	Core results
Gross profit	1,208	140	—	—	9	1,357
Selling, general & administration	(741)	—	—	—	7	(734)
Research & development	(166)	6	—	—	—	(160)
Other income	9	—	—	—	(1)	8
Other expense	(64)	—	15	20	6	(23)
Operating income	246	146	15	20	21	448
Income before taxes	200	146	15	20	21	402
Taxes(7)	(32)	(25)	(2)	(5)	—	(64)
Net income	168	121	13	15	21	338
Basic earnings per share ($)	0.34					0.69
Diluted earnings per share ($)	0.34					0.68
Basic - weighted average shares outstanding (millions)(8)	490.9					490.9
Diluted - weighted average shares outstanding (millions)(8)	494.0					494.0

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.
Three months ended March 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments (2)	Separation costs(3)	Transformation costs(4)	Other items(6)	Core results
Gross profit	1,031	125	45	—	—	—	1,201
Selling, general & administration	(699)	—	—	7	—	—	(692)
Research & development	(166)	—	—	—	—	5	(161)
Other income	9	—	—	—	—	(1)	8
Other expense	(26)	—	—	3	11	—	(12)
Operating income	149	125	45	10	11	4	344
Income before taxes	109	125	45	10	11	4	304
Taxes(7)	(25)	(23)	(10)	(2)	(2)	(1)	(63)
Net income	84	102	35	8	9	3	241
Basic earnings per share ($)	0.17						0.49
Diluted earnings per share ($)	0.17						0.49
Basic - weighted average shares outstanding (millions)(8)	489.7						489.7
Diluted - weighted average shares outstanding (millions)(8)	492.8						492.8

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.

Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs, primarily related to IT and third party consulting fees, following completion of the spin-off.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)Includes a provision for a legal settlement.
(6)For the three months ended March 31, 2022, Gross profit includes charges related to the conflict in Ukraine and amortization of inventory fair value adjustments related to a recent acquisition. Selling, general & administration includes charges related to the conflict in Ukraine. Other income includes fair value adjustments of financial assets. Other expense includes integration related expenses for a recent acquisition and fair value adjustments of financial assets.
For the three months ended March 31, 2021, Research & development includes the amortization of option rights. Other income includes a fair value adjustment of a financial asset.
(7)For the three months ended March 31, 2022, total tax adjustments of $32 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $202 million totaled $35 million with an average tax rate of 17.3%.
For the three months ended March 31, 2021, total tax associated with operating income core adjustments of $195 million totaled $38 million with an average tax rate of 19.5%.
(8)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 24,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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